BHP Billiton Limited
171 Collins Street
Melbourne Victoria 3000 Australia
GPO Box 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57
Fax +61 3 9609 3015
www.bhpbilliton.com

February 14, 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Ms. Jenkins,

We are in receipt of your comment letter dated February 11, 2014 regarding the annual report on Form 20-F for the fiscal year ended June 30, 2013 of BHP Billiton Limited and BHP Billiton PLC (“BHP Billiton”) (File Nos. 001-09526 and 001-31714). The comment letter requests a response within ten business days of the date of the letter.

On Thursday, February 13, 2014, via a telephone conversation with our counsel, Burr Henly of Sullivan & Cromwell, Ms. Joanna Lam of the staff of the Securities and Exchange Commission approved an extension until March 12, 2014 for the filing of BHP Billiton’s comment letter response. This letter is intended to formalize this extension.

If you have any questions or comments, please do not hesitate to contact me directly.

Yours sincerely,

/s/ Neil Beaumont
Neil Beaumont
Head of Group Reporting

cc: Burr Henly (Sullivan & Cromwell)

A member of the BHP Billiton Group which is headquartered in Australia

Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia

ABN 49 004 028 077 Registered in Australia